UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

Email: Wilson.liu@etao.world

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nasdaq Deficiency Letter

On May 18, 2023, Etao International Co., Ltd. (the “Company”) received a deficiency letter from The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it no longer complies with Nasdaq’s Listing Rule 5250(c)(1) due to its failure to file Form 20-F for the period ended December 31, 2022 (the “Filing”). Nasdaq informed the Company that it has sixty (60) calendar days to submit a plan (the “Plan”) to Nasdaq detailing how the Company plans to regain compliance with Nasdaq’s continued listing requirements. If Nasdaq accepts the Company’s proposed Plan, Nasdaq can grant an exception of up to one hundred-eighty (180) calendar days from the filing’s due date, or until November 13, 2023, to regain compliance with Nasdaq Rules.

In determining whether Nasdaq accepts the Company’s Plan, Nasdaq will consider things as the likelihood of the filing, along with any subsequent periodic filings that will be due, can be filed within the 180 day period, the Company’s past compliance history and the reasons for the late filing; among other things. The Company is currently working on the Plan to regain compliance with respect to the Listing Rule 5250(c)(1) to meet the requirements for continued listing on the Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO International Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer

Date: May 23, 2023

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